Filed by Bristol-Myers Squibb Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bristol-Myers Squibb Company

Subject Company’s Commission File No.: 1-1136

Filed by Mead Johnson Nutrition Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bristol-Myers Squibb Company

Subject Company’s Commission File No.: 1-1136

Bristol-Myers Squibb Sets Exchange Ratio of 0.6313 for the Exchange Offer

(NEW YORK, December 16, 2009)—Bristol-Myers Squibb Company (NYSE: BMY) and Mead Johnson Nutrition Company (NYSE: MJN) announced today that Bristol-Myers Squibb has set the exchange ratio for its offer to exchange up to 170.0 million shares of common stock of Mead Johnson for outstanding shares of Bristol-Myers Squibb common stock that are validly tendered and not validly withdrawn. The exchange ratio is 0.6313 shares of Mead Johnson common stock for each share of Bristol-Myers Squibb common stock accepted in the exchange offer.

The final calculated average Bristol-Myers Squibb price and the final calculated average Mead Johnson price, in each case determined in the manner described in the registration statement described below under “Additional Information,” would have resulted in an exchange ratio of more than the upper limit of 0.6313 shares of Mead Johnson common stock for each share of Bristol-Myers Squibb common stock. Accordingly, the upper limit is in effect.

The exchange offer will expire at 12 midnight, New York City time, on December 17, 2009, unless extended. The exchange offer is subject to customary closing conditions, including a minimum tender condition.

Based on the final exchange ratio, Bristol-Myers Squibb will accept for exchange a maximum of 269,285,601 shares of its common stock. The exchange offer will be subject to proration if it is over-subscribed, and, accordingly, the number of shares of Bristol-Myers Squibb common stock accepted in the exchange offer may be less than the number of shares of Bristol-Myers Squibb common stock tendered. If the exchange offer is consummated but not fully subscribed, Bristol-Myers Squibb intends to distribute any shares of Mead Johnson common stock it continues to own as a pro rata dividend to Bristol-Myers Squibb common stockholders.

Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are serving as the dealer managers for the exchange offer.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company committed to discovering, developing and delivering innovative medicines that help patients prevail over serious diseases.

For more information, please visit www.bms.com.

About Mead Johnson Nutrition Company

Mead Johnson Nutrition Company, a global leader in pediatric nutrition, develops, manufactures, markets and distributes more than 70 products in 50 markets worldwide. The company’s mission is to create nutritional brands and products trusted to give infants and children the best start in life. The Mead Johnson name has been associated with science-based pediatric nutrition products for over 100 years. The company’s “Enfa” family of brands, including Enfamil® infant formula, is the world’s leading brand franchise in pediatric nutrition. For more information, go to www.meadjohnson.com.

Additional Information

Mead Johnson Nutrition Company has filed a registration statement on Form S-4 (Reg No. 333-163126) that includes an exchange offer prospectus with the Securities and Exchange Commission (“SEC”) registering the shares of MJN common stock to be issued to Bristol-Myers Squibb stockholders in connection with the exchange offer. In addition, Bristol-Myers Squibb and Mead Johnson have filed a tender offer statement on Schedule TO with the SEC. You are urged to read carefully and in its entirety the prospectus, and any other relevant documents filed with the SEC, before making any investment decision. None of Bristol-Myers Squibb, Mead Johnson or any of their respective directors or officers or any dealer managers with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Free copies of the prospectus and other related documents filed with the SEC by Bristol-Myers Squibb and Mead Johnson may be obtained at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Bristol-Myers Squibb at www.bms.com or Mead Johnson at www.meadjohnson.com.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the exchange offer prospectus.

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”. All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offer will be completed, or if it is completed, that it will close within the anticipated time period. Bristol-Myers Squibb and Mead Johnson undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts

Media: Brian Henry, 609-252-3337, brian.henry@bms.com

Investors: John Elicker, 609-252-4611, john.elicker@bms.com